Conectiv and Subsidiaries
Quarter Ended June 30, 2002

| | **Issued during Quarter** | | **Balance at End of Quarter** | | | | |
| | Common Stock | External Long-Term Debt | Long-Term Promissory Notes | Short-Term Promissory Notes | Money Pool Advances [1] | External Short-term Debt | Capital Contributions Received |
Company							
ATE Investment, Inc.	0	0	0	0	42,828,363	0	0
Atlantic City Electric Company [2]	0	0	0	0	0	118,844,900	0
Atlantic Southern Properties, Inc.	0	0	0	0	17,191,834	0	0
Conectiv Communications, Inc. [3]	0	0	0	0	0	224,053,267	0
Conectiv Plumbing, L.L.C.	0	0	0	0	0	0	0
Conectiv Properties and Investments, Inc.	0	0	0	0	20,860,689	0	0
Conectiv Resource Partners, Inc.	0	0	0	0	41,716,087	0	0
Conectiv Services, Inc.	0	0	0	0	0	0	0
Conectiv Solutions LLC	0	0	0	0	4,129,831	0	0
DCI II, Inc.	0	0	0	0	0	0	0
Delmarva Power & Light Company [4]	N/A	0	0	N/A	N/A	N/A	N/A
King Street Assurance Ltd.	0	0	0	0	0	0	0

[1] Money pool interest rate at end of quarter = 2.52%

[2] Interest rate on short-term debt at end of quarter = 1.98%

[3] Interest rate on short-term debt at end of quarter = 2.52%

[4] Applicable to long-term debt only; short-term debt issuances reported pursuant to Rule 24